September 14, 2018

Dairen Lin
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

       Re: China Life Insurance Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 25, 2018
           File No. 001-31914

Dear Mr. Lin:

       We have reviewed your August 17, 2018 response to our comment letter and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 20, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Contractual Obligations and Commitments, page 124

1. We acknowledge your response to prior comment 2 and continue to believe that your gross estimated insurance contract and investment contract payment obligations must be presented in the contractual obligations table in your future Forms 20-F. Although we acknowledge your argument that the payment of contract benefits is conditional upon the receipt of premiums, your net presentation within each of the four payment period
 Dairen Lin
China Life Insurance Company Limited
September 14, 2018
Page 2
         columns depicted in the table nets, to varying extents, obligation to insureds against receipts from other insureds due to the timing of collection/payment of premiums/benefits
         Note that material information necessary for an understanding of the timing and amount of contractual obligations can be provided in accompanying footnotes to the table. See
         Section III.D. of the adopting Release No. 33-8182. As a result, please represent to us that in future filings on Form 20-F you will revise your presentation accordingly.
       You may contact Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202 551-3659 if
you have any questions.



FirstName LastNameDairen Lin                                   Sincerely,
Comapany NameChina Life Insurance Company Limited
                                                               Division of
Corporation Finance
September 14, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName